

Mail Stop 3030

April 17, 2017

Via E-mail
Robert H. Swan
Executive Vice President and Chief Financial Officer
Intel Corporation
2200 Mission College Boulevard
Santa Clara, California   95054-1549

> **Re:** **Intel Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed February 17, 2017**
> **File No. 000-06217**

Dear Mr. Swan:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2016

Item 7. Management's Discussion and Analysis . . ., page 28

Data Center Group, page 35

1.   Please revise future filings to clarify the relative amounts of growth attributable to the markets you identify, whether any markets served by this segment materially offset such growth and the reasons underlying those changes.   For example, please revise future filings to disclose the relative amounts of growth related to "cloud service provider and communication service provider market segment" and the offsetting impact caused by other markets served by this segment, and the reasons those markets changed. We note, in this regard, management's statements during its 4th quarter earnings call regarding the percentage growth in cloud and communication, the decline in enterprise and government

and reasons for the growth in cloud and decline in enterprise. Please also refer to your response to comment 2 in your letter to us dated April 23, 2013.

Internet of Things Group, page 37

2.   Please revise future filings to provide a clear and quantified discussion of the underlying material causes of changes in the results you disclose. We note that your current disclosure refers to general causes such as "higher IOTG platform unit sales" and "higher IOTG platform average selling prices," but does not explain the reasons for these changes or quantify how each factor contributed to the period over period increases. Additionally, if, as indicated in management's 4th quarter earnings call, the changes to which you refer were driven primarily by specific markets served by this group, please revise to clarify the markets driving those changes and any material offsetting impact in other markets.

Provision for Income Taxes, page 41

3.   We note the discussion of the decrease in your effective tax rate due to a higher proportion of income generated in lower tax jurisdictions each period. We also note the growing impact of non-U.S. income taxed at different rates on your effective tax rate disclosed in Note 8 to your financial statements. In future filings please revise this section to explain the impact of non-U.S. lower taxed jurisdictions on your effective tax rate, including a discussion of the primary taxing jurisdictions where your foreign earnings are derived, the location of tax holidays and the relevant statutory rates in those jurisdictions. Discuss any uncertainties relating to the income tax rates or benefits you currently receive in those jurisdictions. Refer to Item 303(a)(3) of Regulation S-K.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Kristin Lochhead at (202) 551-3664 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek, Special Counsel, at (202) 551-3641 or me at (202) 551-3528 with any other questions.

                                        Sincerely,

                                        /s/ Amanda Ravitz

                                        Amanda Ravitz
                                        Assistant Director
                                        Office of Electronics and Machinery